Exhibit 99.1

NOVA Chemicals: Shareholders Approve IPIC

Transaction – Demand Steady, Inventories Remain Low

For immediate release, Thursday, April 23, 2009, Pittsburgh, PA

All financial information is in U.S. dollars, and all earnings per share results are diluted, unless otherwise indicated.

First Quarter 2009 Results

●	Net loss of $123 million ($1.48 loss per share) compares to net loss of $212 million ($2.55 loss per share) for the fourth quarter of 2008, and net income of $52 million ($0.63 per share) for the first quarter of 2008.
●	Adjusted net loss of $109 million ($1.31 loss per share) compares to adjusted net loss of $189 million ($2.27 loss per share) in the fourth quarter of 2008, and adjusted net income of $73 million ($0.88 per share) for the first quarter of 2008. See Supplemental Measures on page 24.
●	Adjusted EBITDA from the businesses of $6 million compares to an adjusted EBITDA loss of $322 million in the fourth quarter of 2008 and adjusted EBITDA of $256 million in the first quarter of 2008. See Supplemental Measures on page 24.

Highlights

●	On Apr. 14, 2009, shareholders voted overwhelmingly in favor of a special resolution to approve an arrangement under the Canada Business Corporations Act involving, among other things, the acquisition, directly or indirectly, by International Petroleum Investment Company (IPIC) of all of the issued and outstanding common shares of NOVA Chemicals for US$6.00 in cash for each common share.

●	On Feb. 22, 2009, NOVA Chemicals announced an agreement with Export Development Canada (EDC) and a group of three Canadian banks for a new revolving credit facility worth $150 million.

●	NOVA Chemicals repaid the $250 million 7.4% notes that matured on April 1, 2009.

“We are pleased that our shareholders voted overwhelmingly in favor of the IPIC transaction and we are looking forward to the transaction closing later in the second quarter, subject to receiving necessary regulatory and court approvals, and meeting other customary conditions.” said Jeff Lipton, CEO, NOVA Chemicals.

“Market conditions and the Alberta Advantage improved month-to-month, leading to a solid March. We are looking forward to working more closely with IPIC after the transaction closes.” added Chris Pappas, President and COO, NOVA Chemicals.

Adjusted EBITDA from the Businesses ($U.S. millions)	First Quarter 2009	Fourth Quarter 2008

Olefins/Polyolefins	$13	$(210)
INEOS NOVA JV	6	(77)
Performance Styrenics	(13)	(35)
Adjusted EBITDA from the Businesses	$6	$(322)

*Adjusted EBITDA from the Olefins/Polyolefins, INEOS NOVA JV and Performance Styrenics business units. (See Supplemental Measures on page 24.)

NOVA Chemicals’ pre-recorded first quarter 2009 earnings report will be available on Thursday, April 23, 2009 for investors, analysts and media at 11:30 a.m. EDT (9:30 a.m. MDT; 8:30 a.m. PDT). The replay number is (416) 695-5800 (Reservation No. 3271221). The report also will be available on the Internet at www.novachemicals.com.

Contacts:  Investor Relations – Chuck Magro (412) 490-5047; Media Relations – Greg Wilkinson (412) 490-4166

NOVA Chemicals Financial Highlights

These highlights should be read in conjunction with NOVA Chemicals’ other interim and annual financial statement disclosures and its 2008 Annual Report.

(millions of U.S. dollars, except per share amounts or unless otherwise noted)	Three Months Ended
	Mar. 31 2009	Dec. 31 2008 (1)	Mar. 31 2008 (1)
Revenue	$818	$1,153	$1,912

Adjusted EBITDA (2)
Olefins/Polyolefins (3)	$13	$(210)	$246
INEOS NOVA Joint Venture	6	(77)	8
Performance Styrenics	(13)	(35)	2
Adjusted EBITDA from the Businesses (4)	6	(322)	256
Corporate (see page 7)	(45)	96	(49)
Adjusted EBITDA	$(39)	$(226)	$207

Operating (loss) income (4)	$(120)	$(315)	$110

Net (loss) income	$(123)	$(212)	$52
(Loss) earnings per common share, diluted	$(1.48)	$(2.55)	$0.63
Adjusted (loss) earnings per share, diluted (4)	$(1.31)	$(2.27)	$0.88

Funds from operations (4)	$(78)	$(323)	$127
Cash (used in) from operations	$(271)	$107	$(12)
(1)

See Note 1 on page 15 for discussion of the prior period restatement related to the write-off of certain intangible assets and the related amortization expense, net of tax, due to the adoption of CICA 3064 in the first quarter of 2009. The after-tax impact to the net loss in the fourth quarter of 2008 and net income in the first quarter of 2008 was a $2 million benefit for each period.

(2)

Net income before interest expense, income taxes, depreciation and amortization, other gains/losses, mark-to-market feedstock derivatives, IPIC transaction costs and restructuring charges (see Supplemental Measures on page 24). In the first quarter of 2009, NOVA Chemicals changed its definition of adjusted EBITDA to exclude the IPIC transaction costs.

(3)	Olefins/Polyolefins consists of the Joffre Olefins, Corunna Olefins and Polyethylene segments.
(4)	See Supplemental Measures on page 24.

IPIC Transaction

On Apr. 14, 2009, shareholders voted overwhelmingly in favor of a special resolution to approve an arrangement (the Arrangement) under the Canada Business Corporations Act involving, among other things, the acquisition, directly or indirectly, by International Petroleum Investment Company (IPIC) of all of the issued and outstanding common shares of NOVA Chemicals for US$6.00 in cash for each common share. On April 17, 2009, the Court of Queen’s Bench of Alberta entered an Order approving the Arrangement. Closing of the transaction is expected in the second quarter of 2009 following receipt of regulatory and court approvals, and satisfaction of customary conditions. All regulatory filings have been made. The U.S. Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and the Commissioner of Competition appointed under the Competition Act (Canada) issued a “no-action” letter advising the parties in writing that she does not have grounds on which to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act (Canada).

Exceptional Factors Affecting First Quarter Results

During the first quarter of 2009, various exceptional items totaling $16 million before-tax ($14 million after-tax) negatively affected NOVA Chemicals’ results.

●	The mark-to-market value of NOVA Chemicals’ open feedstock positions improved in the first quarter of 2009, resulting in a non-cash gain of $15 million before-tax ($11 million after-tax).
●	The legal and financial advisor fees related to the IPIC transaction resulted in expenses totaling $23 million before-tax ($17 million after-tax). As of Mar. 31, 2009, $8 million of these costs have been paid.
●	In March 2009, NOVA Chemicals resumed restructuring its Performance Styrenics segment to strengthen the business. The target for restructuring is to reduce fixed costs within the business unit by 40%. The Company recorded a restructuring charge of $8 million before-tax ($8 million after-tax) during the first quarter of 2009 related to severance and other employee related costs.

Liquidity Update / Balance Sheet Classification

The $250 million 7.4% notes that matured on Apr. 1, 2009, were repaid in full using available liquidity, including $150 million from the $250 million backstop term loan credit facility entered into with IPIC.

Because NOVA Chemicals has not completed negotiations with its core banks to amend its financial covenants over the coming 12 month period, the Company is required as a technical matter in accordance with EIC-59, Long-term Debt with Covenant Violations, to classify all outstanding long-term debt, except its public debentures and notes, as current liabilities at Mar. 31, 2009.  See Liquidity on page 9, last paragraph, for further details.

Review of Business Results

OLEFINS/POLYOLEFINS BUSINESS UNIT

Financial Highlights

(millions of U.S. dollars, except as noted)	Three Months Ended
	Mar. 31 2009	Dec. 31 2008	Mar. 31 2008
Revenue	$551	$801	$1,402

Adjusted EBITDA (1)
Joffre Olefins	$45	$107	$168
Corunna Olefins	(38)	(221)	14
Polyethylene	11	(120)	44
Eliminations	(5)	24	20
Total Adjusted EBITDA	$13	$(210)	$246
Depreciation (2)	51	52	53
Operating (Loss) Income (1) (2)	$(38)	$(262)	$193

Capital Spending	$17	$40	$27

PE Sales Volumes (millions of pounds) (3)
Advanced SCLAIRTECHTM resins	214	206	237
All other polyethylene resins	557	541	679
Total Sales	771	747	916
(1)	See Supplemental Measures on page 24.
(2)	See Note 1 on page 15 for discussion of the prior period restatement due to the adoption of CICA 3064 in the first quarter of 2009.
(3)	Third-party sales. Advanced SCLAIRTECH resins are produced at the Joffre site and include SCLAIR® and SURPASS® resins.

Average Benchmark Prices (1)

(U.S. dollars per pound, unless otherwise noted)	Three Month Average
	Mar. 31 2009	Dec. 31 2008	Mar. 31 2008
Principal Products:
Ethylene (2)	$0.32	$0.39	$0.61
Polyethylene – linear low density butene liner (3)	$0.49	$0.61	$0.78
Polyethylene – weighted-average benchmark (3)	$0.39	$0.51	$0.83
Raw Materials:
AECO natural gas (dollars per mmBTU) (4)	$3.96	$5.51	$7.87
NYMEX natural gas (dollars per mmBTU) (4)	$4.86	$6.82	$8.09
WTI crude oil (dollars per barrel) (5)	$43.08	$58.73	$97.92
(1)	Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2)	Source: Chemical Market Associates, Inc. (CMAI) U.S. Gulf Coast (USGC) Net Transaction Price.
(3)	Source. Townsend Polymer Services and Information (TPSI). Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America.
(4)	Source: Canadian Gas Price Reporter. AECO gas is weighted-average daily spot gas price. NYMEX gas is Henry Hub 3-Day Average Close.
(5)	Source: Platt’s. NYMEX WTI daily spot-settled price average for calendar month.

Review of Operations

In the first quarter of 2009, business conditions were relatively stable as feedstock costs and selling prices were much less volatile than in the fourth quarter of 2008, when they fell dramatically throughout the period. The Olefins/Polyolefins business unit reported adjusted EBITDA profit of $13 million, up significantly from the adjusted EBITDA loss of $210 million in the fourth quarter of 2008.  The quarter-over-quarter increase was due to sharply higher margins for the Corunna Olefins and Polyethylene segments, as flow-through feedstock costs fell more than average selling prices, partially offset by lower EBITDA for the Joffre Olefins segment due to lower margins.

Adjusted EBITDA of $13 million in the first quarter of 2009 was significantly lower than adjusted EBITDA of $246 million reported in the first quarter last year. The decline was due to lower margins, as selling prices fell more than flow-through feedstock costs, and lower sales volumes.

Joffre Olefins

First Quarter 2009 Versus Fourth Quarter 2008

The Joffre Olefins segment reported adjusted EBITDA of $45 million in the first quarter of 2009, down from $107 million in the fourth quarter of 2008. Higher sales volume was more than offset by lower margins as selling prices fell faster than flow-through feedstock costs.

Alberta ethane costs were 27% lower in the first quarter. Natural gas prices declined 28% due to higher production, weaker industrial demand and ample inventories. In contrast, USGC ethane prices fell only 15%, as the balance between strong ethane supply and weak demand improved. As a result, the Alberta Advantage rose from an average of 2¢ per pound in the fourth quarter of 2008 to an average of 4¢ per pound in the first quarter of 2009, and has increased to an average of 7¢ per pound to date in April.

First Quarter 2009 Versus First Quarter 2008

Joffre Olefins reported an adjusted EBITDA of $45 million in the first quarter of 2009, down from $168 million in the first quarter of 2008. Sales volumes were lower and margins declined due to selling prices that fell faster than feedstock costs. Industry average prices for ethylene were 48% lower in the first quarter of 2009 compared to the same period one year ago.

Corunna Olefins

First Quarter 2009 Versus Fourth Quarter 2008

Corunna Olefins reported an adjusted EBITDA loss of $38 million in the first quarter of 2009, compared to an adjusted EBITDA loss of $221 million in the fourth quarter of 2008. Lower sales volumes were more than offset by higher margins as flow-through feedstock costs fell faster than selling prices.

In the first quarter of 2009, the average WTI crude oil price fell 27%, while NOVA Chemicals’ average flow-through crude oil costs declined 59%, due in part to the write-down of inventory to market value as of Dec. 31, 2008. Industry average prices for ethylene fell 18% due to lower average feedstock costs in the USGC region. Average co-product selling prices in the first quarter were 41% lower and total sales volumes were 25% lower than the fourth quarter of 2008.

First Quarter 2009 Versus First Quarter 2008

Corunna Olefins reported an adjusted EBITDA loss of $38 million in the first quarter of 2009, compared to an adjusted EBITDA profit of $14 million in the first quarter one year ago. Sales volumes declined, and margins contracted as selling prices fell more than feedstock costs. In the first quarter of 2009, industry average prices for ethylene fell 48% compared to the first quarter of 2008, due to lower average feedstock costs and relatively weak demand in the USGC region.

Polyethylene

First Quarter 2009 Versus Fourth Quarter 2008

The Polyethylene segment reported an adjusted EBITDA profit of $ 11 million in the first quarter of 2009, compared to an adjusted EBITDA loss of $120 million in the fourth quarter of 2008. The improvement was due to higher margins, as feedstock costs fell faster than average selling prices, and higher sales volume.

NOVA Chemicals’ sales volume was 771 million pounds in the first quarter of 2009, compared to 747 million pounds in the fourth quarter of 2008, as the market began to stabilize following the dramatic price and inventory reductions in late 2008. International sales volume represented 19% of total sales, up from 14% in the prior period and higher than the 15% long-term average. Selling prices in international markets rose as naphtha-based cash costs increased and demand recovered, keeping the export window open throughout the quarter.

Sales of polyethylene manufactured using the Advanced SCLAIRTECH technology (AST polyethylene) totaled 214 million pounds in the first quarter, up from 206 million pounds in the fourth quarter of 2008.  First quarter sales represent 91% of the recently increased annualized AST production capacity of 950 million pounds, a significantly higher level than the first quarter industry operating rate of 85%, as published by the American Chemistry Council (ACC).

NOVA Chemicals ended the quarter with 20 days of polyethylene inventory, much lower than the industry average of 44 days as reported by the ACC. Producer inventory levels in the first quarter were much more stable than in the volatile fourth quarter of 2008, as producers effectively matched production to demand. Inventory downstream of producers continued to decline.

The average first quarter North American industry butene liner polyethylene price decreased 12¢ per pound to an average 49¢ per pound, according to Townsend Polymers Services and Information. The industry price reached its recent low in December 2008, while the average first quarter price was 7¢ per pound higher than December. Of the price increases announced for the first quarter, a 7¢ per pound increase was fully implemented, while a second increase of 5¢ per pound has been delayed to the second quarter.

First Quarter 2009 Versus First Quarter 2008

The Polyethylene segment reported adjusted EBITDA of $ 11 million in the first quarter of 2009, compared to adjusted EBITDA of $44 million in the first quarter of 2008. The decline was due to lower margins, as selling prices fell more than flow-through feedstock costs, and lower sales volumes. Lower margins were only partially offset by lower operating costs, that were due to lower transportation and utilities costs. The first quarter 2009 industry average butene liner polyethylene price decreased 37% as compared to the first quarter one year ago.

NOVA Chemicals’ ability to implement price increases depends on many factors that may be beyond its control. See Forward-Looking Information on Page 25.

INEOS NOVA Joint Venture(1)

Financial Highlights

(millions of U.S. dollars, except as noted)	Three Months Ended
	Mar. 31 2009	Dec. 31 2008	Mar. 31 2008
Revenue	$237	$320	$479

Adjusted EBITDA (2)	$6	$(77)	$8
Depreciation	6	7	6
Operating Income (Loss) (2)	$-	$(84)	$2

Capital Spending	$1	$4	$7

Sales Volumes (millions of pounds) (3)
Styrene Monomer	176	180	243
Solid and Expandable Polystyrene	377	320	414
Total Sales	553	500	657
(1)	Results reflect NOVA Chemicals 50% position in the INEOS NOVA joint venture.
(2)	See Supplemental Measures on page 24.
(3)	Third-party sales. Polystyrene sales consist of solid polystyrene sales in North America and solid and expandable polystyrene sales in Europe.

Average Benchmark Prices (1)

(U.S. dollars per pound, unless otherwise noted)	Three Month Average
	Mar. 31 2009	Dec. 31 2008	Mar. 31 2008
Principal Products:
Styrene Monomer – North America (2)	$0.40	$0.56	$0.72
Solid Polystyrene – North America (2)	$0.77	$0.99	$1.04
Solid Polystyrene – Europe (2)	$0.43	$0.57	$0.88
Raw Materials:
Benzene (dollars per gallon) (2)	$1.22	$2.30	$3.65
Ethylene (2)	$0.32	$0.39	$0.61
(1)	Average benchmark prices do not necessarily reflect actual prices realized by INEOS NOVA or any other petrochemical company.
(2)	Source: CMAI Contract Market.

Review of Operations

First Quarter 2009 Versus Fourth Quarter 2008

NOVA Chemicals’ 50% share of INEOS NOVA provided an adjusted EBITDA profit of $6 million in the first quarter of 2009, compared to an adjusted EBITDA loss of $77 million in the fourth quarter of 2008. The significant improvement was due to higher margins, as flow-through feedstock costs fell more than selling prices, and higher sales volume across all product lines and regions.

In North America, styrene monomer margins expanded due to flow-through feedstock costs that fell much more than selling prices. The market price of benzene, which represents approximately 70% of styrene monomer raw material costs, declined 47% while industry styrene monomer selling prices declined 27%. For North American polymers, flow-through feedstock costs declined further than selling prices, leading to margin improvement. Sales volumes rose 18% in the first quarter of 2009 versus the fourth quarter of 2008 as lower polystyrene prices led customers to restock, and INEOS NOVA benefited from its strong market position in food service ware and packaging markets that were less affected by the recession than other market segments.

In Europe, polystyrene (PS) and expandable polystyrene (EPS) margins were higher in the first quarter of 2009 versus the fourth quarter of 2008 mainly due to some recovery in volumes of both PS and EPS that improved slightly from the extremely weak levels caused by significant inventory destocking in the fourth quarter of 2008.

First Quarter 2009 Versus First Quarter 2008

NOVA Chemicals’ 50% share of INEOS NOVA provided adjusted EBITDA of $6 million in the first quarter of 2009, compared to adjusted EBITDA of $8 million in the first quarter of 2008. In North America, first quarter 2009 styrene monomer margin declined modestly due to lower sales volume, as inventory destocking continued into early 2009, though monomer margins and volumes improved later in the quarter.  In North America polymers, margins were higher due to flow-through feedstock costs that fell more than selling prices as compared to the first quarter of 2008. In Europe, significantly lower sales volumes, due to the effects of the recession, more than offset higher product margins as flow-through feedstock costs fell more than selling prices.

PERFORMANCE STYRENICS BUSINESS UNIT

Financial Highlights

(millions of U.S. dollars, except as noted)	Three Months Ended
	Mar. 31 2009	Dec. 31 2008	Mar. 31 2008
Revenue	$46	$70	$122

Adjusted EBITDA (1)	$(13)	$(35)	$2
Depreciation	7	6	6
Operating Loss (1)	$(20)	$(41)	$(4)

Capital Spending	$1	$6	$1

Sales Volumes (millions of pounds) (2)	59	65	103
(1)	See Supplemental Measures on page 24.
(2)	Third-party sales.

Average Benchmark Prices (1)

(U.S. dollars per pound)	Three Month Average
	Mar. 31 2009	Dec. 31 2008	Mar. 31 2008
Styrene Monomer	$0.40	$0.56	$0.72
Expandable Polystyrene	$0.82	$1.08	$1.02

(1)       Source:  CMAI.  Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

Review of Operations

First Quarter 2009 Versus Fourth Quarter 2008

The Performance Styrenics segment reported an adjusted EBITDA loss of $13 million in the first quarter of 2009 compared to an adjusted EBITDA loss of $35 million in the fourth quarter of 2008. The improvement was due to higher margins, as flow-through feedstock costs declined faster than selling prices, and fixed cost reductions related to cost control measures and temporary manufacturing plant idling.

In March 2009, NOVA Chemicals resumed a restructuring of its Performance Styrenics unit that is targeted to ultimately reduce fixed costs by 40% and strengthen the business. The Company recorded a restructuring charge of $8 million before-tax (which is reflected in Corporate results) during the first quarter of 2009 related to severance and other employee related costs. Additionally, plant operations were rationalized, resulting in re-rating the Monaca, PA, EPS unit from 285 million pounds per year to 180 million pounds per year, and the Painesville, OH, EPS unit from 85 million pounds per year to 100 million pounds per year.

First quarter DYLARK® resin sales declined 14% primarily due to dramatic declines in European automobile production.  ARCEL® resin first quarter sales declined 22% due to continued weakness in the consumer durables market. Asian sales of ARCEL resin dropped 37% compared to the fourth quarter.

NOVIDESA and NOVA Chile generated record profitability as Mexican and Chilean building and construction markets were resilient and lower materials costs stimulated demand. Elemix® Concrete Additive was launched at the 2009 World of Concrete Conference in February 2009, where the product was voted “Most Innovative Product” for concrete applications by industry experts.

First Quarter 2009 Versus First Quarter 2008

The Performance Styrenics segment reported an adjusted EBITDA loss of $13 million in the first quarter of 2009 compared to an adjusted EBITDA profit of $2 million in the first quarter of 2008. The decline was due to lower sales volumes and lower margins, as selling prices declined more than flow-through feedstock costs.

EPS sales declined 40% in the first quarter of 2009 due to the sharp decline in the construction market as compared to the first quarter of 2008. DYLARK resin first quarter sales declined 58% due to weakness in automotive markets. ARCEL resin first quarter sales declined 54% from the first quarter of 2008 due to weakness in consumer durables markets. European ARCEL resin sales were particularly weak as sales dropped 72% because of low consumer demand and inventory corrections.

CORPORATE

(millions of U.S. dollars)	Three Months Ended
	Mar. 31 2009	Dec. 31 2008	Mar. 31 2008
Before-Tax Corporate Items:
Corporate operating costs (1) (2)	$(24)	$(7)	$(34)
Stock-based compensation and profit sharing (3)	(22)	(14)	(17)
Mark-to-market feedstock derivatives (4)	15	8	(30)
Foreign exchange gain (impact of functional currency change)	-	117	-
IPIC transaction costs	(23)	-	-
Restructuring	(8)	(32)	-
Operating (Loss) Income (2)	$(62)	$72	$(81)

Add back:
Mark-to-market feedstock derivatives (4)	(15)	(8)	30
Corporate depreciation (2)	1	-	2
IPIC transaction costs	23	-	-
Restructuring	8	32	-
Adjusted EBITDA (5)	$(45)	$96	$(49)
(1)	Includes corporate depreciation.

(2)	See Note 1 on page 15 for discussion of the prior period restatement due to the adoption of CICA 3064 in the first quarter of 2009.

(3)

NOVA Chemicals has three cash-settled, stock-based compensation plans that are marked to market with changes in the value of the common stock price. NOVA Chemicals entered into forward transactions with the intent to neutralize the mark-to-market impact of two of the stock-based compensation plans. All forward transactions were cash settled in the first quarter of 2009 (see page 10). In the fourth quarter of 2008, NOVA Chemicals changed its accounting policy for one of its stock-based compensation plans. Stock-based compensation also includes the amount expensed related to the fair value of stock options earned by employees during the period. In addition, NOVA Chemicals maintains a profit sharing program available to most employees based on the achievement of shareholder return on equity targets.

(4)

NOVA Chemicals is required to record on its balance sheet the market value of its open derivative positions which do not qualify for hedge accounting treatment. The gain or loss resulting from changes in the market value of these derivatives is recorded as earnings or loss each period. These mark-to-market adjustments are recorded in the Feedstock and operating costs line on the Consolidated Statements of Net (Loss) Income and as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.

(5)	See Supplemental Measures on page 24. In the first quarter of 2009, NOVA Chemicals changed its definition of adjusted EBITDA to exclude the IPIC transaction costs.

Corporate Operating Costs

Corporate operating costs were higher during the first quarter of 2009 as compared to the fourth quarter of 2008 primarily due to a settlement charge of $8 million related to a partial payment from the Company’s supplemental employee retirement plan (see Note 2 on page 17) and increased incentive compensation accruals during the first quarter of 2009.  Corporate operating costs in the first quarter of 2008 were higher than the first quarter of 2009 primarily due to project write-offs in the first quarter of 2008.

Stock-based Compensation and Profit Sharing

Expenses increased by $8 million in the first quarter of 2009 versus the fourth quarter of 2008. Recognition of stock-based compensation costs for restricted share units granted in February 2009 to retirement eligible employees in accordance with EIC-162 increased first quarter expenses by $12 million, while the fourth quarter expense benefited from a reversal of profit sharing accruals amounting to $8 million. The mark-to-market cost of stock-based compensation programs declined by $12 million in the first quarter of 2009 as compared to the fourth quarter of 2008. The hedging program designed to offset the mark-to-market costs of stock-based compensation programs was ineffective in both the fourth quarter of 2008 and the first quarter of 2009 because the stock price had fallen below the level at which the hedging program was effective. This hedging program was still effective in the first quarter of 2008, which mainly accounts for the lower expense in that quarter despite record profitability in 2007. The hedging program was cash settled in the first quarter of 2009 (see page 10).

Mark-to-Market Feedstock Derivatives

The mark-to-market value of NOVA Chemicals’ open feedstock positions improved in the first quarter of 2009, resulting in a non-cash gain of $15 million ($11 million after-tax).   The Company locks in a portion of its propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2012. Strengthening forward propane and butane prices as a percentage of forward crude oil prices drove the non-cash mark-to-market improvement.  NOVA Chemicals recorded an unrealized gain of $8 million ($6 million after-tax) in the fourth quarter of 2008 and an unrealized loss of $30 million ($21 million after-tax) in the first quarter of 2008 on the feedstock derivative positions.

On Jan. 1, 2009, NOVA Chemical adopted EIC-173, Credit Risk and the Fair Value of Financial Assets and Liabilities, (see Note 1 on page 16), which requires the mark-to-market value of NOVA Chemicals’ open feedstock positions to include consideration of the Company’s own credit risk and the credit risk of its counterparties.  The adoption of EIC-173 resulted in a one-time credit on Jan. 1, 2009 to opening retained earnings and a corresponding decrease in the mark-to-market liability of $18 million ($12 million after-tax).  During the first quarter of 2009, the initial EIC-173 impact was reduced by $15 million ($10 million after-tax), decreasing the first quarter 2009 non-cash mark-to-market gain and increasing the mark-to-market liability.

Functional Currency Change

Effective Oct. 1, 2008, the functional currency of NOVA Chemicals’ Canadian operations changed to U.S. dollars (see Note 10 on page 21).  The change resulted in a $117 million foreign exchange non-cash gain during the fourth quarter of 2008 that was recorded in Corporate results.  NOVA Chemicals will continue to see foreign exchange gains and losses flow through earnings in the future and has separately highlighted these amounts on the Consolidated Statements of Net (Loss) Income. See Page 12.

IPIC Transaction Costs

Costs incurred by NOVA Chemicals related to the IPIC transaction include financial advisor fees and legal fees incurred during the first quarter of 2009.  As of Mar. 31, 2009, $8 million of these costs have been paid.

Restructuring

In March 2009, NOVA Chemicals resumed restructuring its Performance Styrenics segment to strengthen the business. The target for restructuring is to reduce fixed costs within the unit by 40%. The Company recorded a restructuring charge of $8 million during the first quarter of 2009 related to severance and other employee related costs as a result of the restructuring.  Refer to Note 3 on page 17 for details of restructuring charges for all periods presented.

IFRS Changeover Plan

NOVA Chemicals has provided a qualitative assessment of its IFRS convergence plan at Dec. 31, 2008, in the 2008 Annual Report MD&A on page 63.  There were no further changes to this plan during the first quarter of 2009.  The Company will continue to investigate the impact of IFRS convergence throughout the remainder of 2009.

Capitalization, Liquidity and Cash Flow

Capitalization

(millions of U.S. dollars)	Mar. 31 2009	Dec. 31 2008	Mar. 31 2008
Net current debt (1)	$840	$333	$254
Long-term debt	1,107	1,270	1,525
Less: cash and cash equivalents	(141)	(74)	(59)
Total debt, net of cash, cash equivalents, and restricted cash	1,806	1,529	1,720
Total shareholders’ equity	779	895	1,113

(Increase) decrease in debt, net of cash	(277)	140	(45)

(1)       See Supplemental Measures on page 24.

Liquidity

Liquidity is defined as total available revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents.  NOVA Chemicals’ total liquidity at the end of the first quarter of 2009 was $323 million, down from $573 million at the end of the fourth quarter of 2008.  The Company’s future liquidity is dependent on the actions described below and many other factors such as cash generated from ongoing operations, internal actions taken to reduce costs and conserve cash, and other potential sources of financing.

NOVA Chemicals has five revolving credit facilities totaling $765 million of which $740 million was available as of Mar. 31, 2009 ($683 million as of Dec. 31, 2008).  As of Mar. 31, 2009 and Dec. 31, 2008, NOVA Chemicals had utilized $558 million and $184 million of its revolving credit facilities, respectively (of which $45 million and $40 million, respectively, was in the form of letters of credit).

On Jan. 28, 2009, the $68 million facility was reduced to $33 million and on Mar. 15, 2009, this facility expired.  On Feb. 22, 2009, the Company secured a $150 million facility with Export Development Canada (EDC) and a syndicate of three Canadian banks that expires on June 30, 2010.  This new facility is governed by the quarterly financial covenants discussed below. This $150 million facility exceeded the $100 million of new financing required to be raised by Feb. 28, 2009, as a condition subsequent to the covenant relief discussed below.  The $50 million of excess financing may be used toward meeting the additional $100 million of financing required by June 1, 2009 as a condition subsequent to the same covenant relief.

The indentures governing NOVA Chemicals’ public debt allow for debt up to 10% of consolidated net tangible assets to be secured without having to secure the public debt.  If consolidated net tangible assets (defined in accordance with the indentures and calculated on a quarterly basis) fall below $3.5 billion, access to the $350 million secured revolving credit facility will be reduced proportionately.  Effective Feb. 25, 2009, the availability on the $350 million revolving credit facility was reduced by $25 million to $325 million.  The revolving credit facility size remains at $350 million and NOVA Chemicals anticipates that close to full availability will be restored in April 2009 based on the consolidated net tangible assets calculation performed at Mar. 31, 2009.

In connection with an arrangement agreement (the Arrangement Agreement) entered into by IPIC and NOVA Chemicals, IPIC provided a $250 million unsecured backstop credit facility (the Backstop Facility) to NOVA Chemicals.  The Backstop Facility could only be used as a single draw to assist the Company in repaying the $250 million, 7.4% notes due on Apr. 1, 2009.  The amount drawn and all related interest and fees are payable upon maturity of the Backstop Facility on June 30, 2010 or other termination of the Backstop Facility.  In addition, unless the Backstop Facility has been repaid in full, an event of default will occur if the Arrangement Agreement is terminated under certain circumstances, in which case IPIC would have the right to accelerate any amounts owed and/or outstanding under the Backstop Facility.  On Mar. 31, 2009, $150 million was drawn on the Backstop Facility which was deposited by IPIC directly with the trustee in respect of the 7.4% notes to repay the 7.4% notes.  As a result, this $150 million is included in Restricted cash on the Consolidated Balance Sheets.

The $350 million secured revolving credit facility, the new $150 million facility, the Backstop Facility, the total return swap and NOVA Chemicals’ Accounts Receivable Securitization programs are governed by financial covenants which require quarterly compliance.  The covenants require a maximum net debt-to-cash flow ratio of 5:1 and a minimum interest coverage ratio of 2:1 computed on a rolling 12-month basis.  Effective Jan. 28, 2009, NOVA Chemicals amended these financial covenants in the $350 million secured revolving credit facility and the total return swap for the quarter ending Mar. 31, 2009, to exclude the quarter ending Dec. 31, 2008, results and include the quarter ending Mar. 31, 2008 results (the new $150 million facility and the Backstop Facility include these amended financial covenants).  At Mar. 31, 2009, the Company was in compliance with these amended financial covenants.  These amendments provide relief to give the Company access to its major credit lines during the first half of 2009, subject to complying with certain conditions subsequent which include the following:

●	amending NOVA Chemicals Accounts Receivable Securitization programs’ financial covenants to mirror the amended financial covenants for the revolving credit facilities, which was completed on Feb. 13, 2009 (see below);
●	securing $100 million in additional financing by Feb. 28, 2009, which was completed on Feb. 22, 2009 (see new $150 million financing above); and
●	securing an additional $100 million in financing by June 1, 2009, of which $50 million was secured on Feb. 22, 2009, as part of the new $150 million financing discussed above.

The Company anticipates that further amendments to its financial covenants will be required with an effective date no later than June 30, 2009.  These amendments are expected to be required due to the continuing effect of the large loss incurred in the fourth quarter of 2008 on compliance with the rolling 12-month debt-to-cash flow and interest coverage ratio limits.  NOVA Chemicals is currently in negotiations with its core group of banks to amend these covenants such that compliance will be achieved.   NOVA Chemicals also anticipates that once the IPIC acquisition closes, the remaining $50 million additional financing condition subsequent by June 1, 2009 will be met given the IPIC Backstop Facility funding and or other financing facilities.  NOVA Chemicals’ ability to maintain compliance with these financial covenants is dependent on various factors, certain of which are outside the Company’s control.  Such factors include successful closing of the IPIC transaction, future industry and capital market conditions, impacts of planned restructuring activities and results of ongoing negotiations with the Company’s core group of banks and other sources of financing.

If NOVA Chemicals were to fail to negotiate amendments to these covenants and be in breach of these covenants or other covenants, it could result in a default which would permit the lenders to declare all amounts outstanding to be due and payable and to terminate all commitments to extend further credit.  Because NOVA Chemicals has not completed these negotiations with its core group of banks, the Company is required as a technical matter in accordance with EIC-59, Long-term Debt with Covenant Violations, to classify all outstanding long-term debt subject to these financial covenants and revolving credit facilities which contain cross defaults as current liabilities at Mar. 31, 2009.  NOVA Chemicals believes covenant amendments are likely to be negotiated and the Company will be in compliance over the coming 12 month period, with the result that the classification of certain indebtedness as long-term will be restored.

On Feb. 22, 2009, NOVA Chemicals agreed to jointly develop a financing plan with certain of its existing lenders.  The plan would only be implemented if the IPIC transaction was not completed. The financing plan would provide for the refinancing of all or part of the Company’s existing debt and the raising of incremental liquidity.  Pursuant to the financing plan, NOVA Chemicals would issue both debt securities and equity securities or other hybrids in one or more financings or public or private offerings.  The Company has agreed with certain of its existing lenders that such issuance of equity or equity-like securities would be intended to raise net proceeds of not less than $300 million.

The total return swap was amended on Feb. 22, 2009, to extend the termination date from Oct. 31, 2009, to June 30, 2010, and reduce the equity notional amount.  Of the $52 million cash collateral posted as of Feb. 22, 2009 ($45 million as of Dec. 31, 2008 plus $7 million provided from Jan. 1, 2009, through Feb. 22, 2009), $51 million was applied to the $126 million equity notional amount to reduce the equity notional amount to $75 million.  The remaining $1 million cash collateral was returned to NOVA Chemicals.

The Company had share forward transactions to manage its exposure to fluctuations in its stock-based compensation costs related to stock-based compensation plans.  Prior to Dec. 31, 2008, NOVA Chemicals agreed to terminate one of the forward transactions for 1,300,000 notional common shares.  This forward transaction was cash settled for $42 million in January 2009.  The counterparty had the election to settle the remaining forward transaction for 2,312,100 notional common shares if the closing price of NOVA Chemicals’ common shares on any three consecutive trading days commencing Feb. 1, 2009, was $8 or less.  The stock price trigger was met and the counterparty elected to terminate the agreement on Feb. 4, 2009.  NOVA Chemicals paid the counterparty $88 million on Feb. 12, 2009.

On Feb. 13, 2009, NOVA Chemicals amended the financial covenants of its accounts receivable securitization programs to mirror the amended financial covenants for the $350 million secured revolving credit facility.  In addition, the maximum amount of the programs was reduced from $300 million to $190 million and the expiration dates were changed from June 2010 to February 2010.  The balances as of Mar. 31, 2009 and Dec. 31, 2008, were $99 million and $175 million, respectively.   NOVA Chemicals does not include any undrawn amounts under the accounts receivable securitization programs as part of liquidity.

The INEOS NOVA joint venture has two accounts receivable securitization programs, a $150 million North American program and a €120 million European program.  NOVA Chemicals’ 50% share of the balances as of Mar. 31, 2009 and Dec. 31, 2008, were $14 million and $27 million, respectively, under the North American program and €24 million and €25 million, respectively, under the European program.

Cash Flow and Working Capital

Working capital increased $186 million in the first quarter of 2009 primarily due to the cash settlement of the share forward transactions in January and February 2009 (see above) as well as a $76 million reduction in the balance outstanding on the accounts receivable securitization programs.

Feedstock Derivative Positions

NOVA Chemicals maintains a derivatives program to manage risk associated with its crude oil feedstock purchases.  In the first quarter of 2009, the Company recorded no net after-tax gain or loss on realized positions compared to a net after-tax gain of $2 million in the fourth quarter of 2008 and a net after-tax loss of $5 million in the first quarter of 2008.

Mark-to-market adjustments related to the change in the value of open feedstock positions are recorded as part of Corporate results until the positions are realized.  Once realized, any income effects are recorded in business results.  See page 7 for more details.

Summary Quarterly Financial Information

(millions of U.S. dollars,	Three Months Ended
except per share amounts)	2009	2008 (1)				2007 (1)
	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30

Revenue	$818	$1,153	$2,088	$2,213	$1,912	$1,795	$1,755	$1,676
Operating (loss) income	$(120)	$(315)	$191	$70	$110	$114	$188	$151
Net (loss) income	$(123)	$(212)	$100	$20	$52	$126	$97	$80
(Loss) earnings per share
- basic	$(1.48)	$(2.55)	$1.20	$0.24	$0.63	$1.52	$1.17	$0.97
- diluted	$(1.48)	$(2.55)	$1.20	$0.24	$0.63	$1.51	$1.16	$0.96
Adj. (loss) earnings per share (2)	$(1.31)	$(2.27)	$1.02	$1.02	$0.88	$1.53	$1.01	$1.00
Weighted-average common shares outstanding (millions)
- basic	83.2	83.2	83.2	83.1	83.1	83.0	83.0	82.9
- diluted	83.2	83.2	83.2	83.2	83.2	83.4	83.8	83.7

(1)	See Note 1 on page 15 for discussion of the prior period restatement due to the adoption of CICA 3064 in the first quarter of 2009.
(2)	See Supplemental Measures on page 24.

Changes in Net Income

(millions of ((millions of U.S. dollars)	Q1 2009 Compared to
	Q4 2008	Q1 2008
Higher (lower) operating margin (1)	$306	$(217)
Lower research and development	3	3
Higher selling, general and administrative	(33)	(22)
Lower (higher) restructuring charges	24	(8)
Lower foreign exchange gain due to change in functional currency	(117)	-
Higher foreign exchange gains	12	12
Lower depreciation and amortization	-	2
Higher interest expense	(12)	(3)
Lower net gains and losses	-	1
(Higher) lower income tax expense	(94)	57
Increase (decrease) in net income	$89	$(175)

(1)       Operating margin equals revenue less feedstock and operating costs (includes impact of realized and unrealized gains and losses on mark-to-market feedstock derivatives), see page 7.

Net income for the first quarter of 2009 was higher than the fourth quarter of 2008 due to lower fourth quarter margins resulting from the dramatic drop in energy and petrochemical prices which led to large inventory flow-through impacts and an inventory write-down.  During the fourth quarter of 2008, sharp price reductions and lower sales volumes also contributed to the margin decline.  Net income for the first quarter of 2009 was lower than the first quarter of 2008 due to significant margin and volume declines.

Selling, general and administrative costs were $33 million higher in the first quarter of 2009 as compared to the fourth quarter of 2008 primarily due to $23 million of financial advisor fees and legal fees (transaction costs) incurred with respect to the IPIC transaction, as well as an $8 million settlement charge related to a partial payment from the Company’s supplemental employee retirement plan.  Selling, general and administrative costs were $22 million higher in the first quarter of 2009 as compared to the first quarter of 2008 primarily due to the $23 million IPIC transaction costs.  The $8 million settlement charge related to a partial payment from the Company’s supplemental employee retirement plan incurred in the first quarter of 2009 was offset by various project write-offs that occurred in the first quarter of 2008.

Restructuring charges in the first quarter of 2009 were $24 million lower than the fourth quarter of 2008 and $8 million higher than the first quarter of 2008.  In the first quarter of 2009, NOVA Chemicals recorded $8 million of restructuring charges for severance and other employee related costs associated with restructuring of the Performance Styrenics business unit.  In the fourth quarter of 2008, NOVA Chemicals recorded $32 million related to the following activities:  $17 million impairment charge related to certain joint venture and equity investments; $9 million related to costs incurred on capital projects which will not be pursued at this time; $2 million of severance costs incurred by the INEOS NOVA joint venture; and $4 million of other restructuring charges related to actions taken to reduce costs.  There were no restructuring charges in the first quarter of 2008.

In the fourth quarter of 2008, NOVA Chemicals changed the functional currency of its Canadian operations to U.S. dollars.  This change resulted in a foreign exchange gain of $117 million during the fourth quarter of 2008.

Interest expense in the first quarter of 2009 was $12 million higher than the fourth quarter of 2008 due to $3 million of additional amortization expense of debt issue costs as a result of the amendments and additional financings completed in the first quarter; $4 million debt advisory fee related to future debt refinancing plans; and interest income being $4 million lower in the first quarter of 2009 compared to the fourth quarter of 2008.

The income tax recovery in the first quarter of 2009 was $94 million lower than the recovery recorded in the fourth quarter of 2008 primarily due to the lower losses incurred.  In addition to this, the tax reserve was reduced by $20 million in the fourth quarter of 2008.  The decrease in tax expense of $57 million in the first quarter of 2009 compared with the first quarter of 2008 is due to the reduction in earnings from a profit in the first quarter of 2008 to a loss in the first quarter of 2009.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Net (Loss) Income

(unaudited, millions of U.S. dollars, except per share amounts)	Three Months Ended
	Mar. 31 2009	Dec. 31 2008	Mar. 31 2008
		(restated – See Note 1)	(restated – See Note 1)
Revenue	$818	$1,153	$1,912
Feedstock and operating costs (excluding depreciation)	778	1,419	1,655
Research and development	10	13	13
Selling, general and administrative	89	56	67
Restructuring (Note 3)	8	32	-
Foreign exchange gain - impact of change in functional currency (Note 10)	-	(117)	-
Foreign exchange gain	(12)	-	-
Depreciation and amortization	65	65	67
	938	1,468	1,802

Operating (loss) income	(120)	(315)	110

Interest expense, net (Note 4)	(46)	(34)	(43)
Other (losses) gains, net	-	-	(1)
	(46)	(34)	(44)
(Loss) income before income taxes	(166)	(349)	66

Income tax (recovery) expense (Note 5)	(43)	(137)	14
Net (loss) income	$(123)	$(212)	$52

(Loss) earnings per share (Note 6)
- basic	$(1.48)	$(2.55)	$0.63
- diluted	$(1.48)	$(2.55)	$0.63

 Notes to the Consolidated Financial Statements appear on pages 15 to 23.

Consolidated Balance Sheets

(unaudited, millions of U.S. dollars)	Mar. 31 2009	Dec. 31 2008	Mar. 31 2008
		(restated – See Note 1)	(restated – See Note 1)
Assets
Current assets
Cash and cash equivalents	$141	$74	$59
Accounts receivable	312	290	620
Inventories (Note 9)	406	529	1,075
Prepaid expenses and other assets	31	34	16
Future income taxes	-	68	-
Restricted cash (Note 7)	154	49	4
	1,044	1,044	1,774
Investments and other assets	160	155	127
Property, plant and equipment, net	2,762	2,808	2,933
	$3,966	$4,007	$4,834
Liabilities and Shareholders’ Equity
Current liabilities
Bank loans	$2	$2	$3
Accounts payable and accrued liabilities	487	781	1,229
Future income taxes	9	-	-
Long-term debt due within one year (Note 7)	992	380	255
	1,490	1,163	1,487
Long-term debt (Note 7)	1,107	1,270	1,525
Future income taxes	292	377	449
Deferred credits and long-term liabilities	298	302	260
	3,187	3,112	3,721
Shareholders’ equity
Common shares	508	508	507
Contributed surplus	26	25	27
Reinvested (deficit) earnings	(211)	(100)	15
Accumulated other comprehensive income	456	462	564
	779	895	1,113
	$3,966	$4,007	$4,834

Notes to the Consolidated Financial Statements appear on pages 15 to 23.

Consolidated Statements of Cash Flows

(unaudited, millions of U.S. dollars)	Three Months Ended
	Mar. 31 2009	Dec. 31 2008	Mar. 31 2008
		(restated – See Note 1)	(restated – See Note 1)
Operating activities
Net (loss) income	$(123)	$(212)	$52
Depreciation and amortization	65	65	67
Future income tax recovery	(7)	(74)	(24)
Unrealized (gain) loss on derivatives	(15)	(8)	30
Unrealized foreign exchange loss (gain)	2	(119)	-
Other losses	-	-	1
Stock option expense	-	-	1
Non-cash restructuring charges	-	25	-
	(78)	(323)	127

Changes in non-cash working capital:
Accounts receivable	(25)	203	(26)
Inventories	120	420	(148)
Other current assets	(5)	(39)	4
Accounts payable and accrued liabilities	(276)	(140)	47
	(186)	444	(123)

Changes in other current assets and non-current assets and liabilities	(7)	(14)	(16)
Cash flow (used in) from operating activities	(271)	107	(12)

Investing activities
Property, plant and equipment additions	(19)	(50)	(35)
Turnaround costs, long-term investments and other assets	(1)	(4)	(2)
Cash flow used in investing activities	(20)	(54)	(37)

Financing activities
Decrease in current bank loans	(1)	(1)	-
Long-term debt additions	1	-	1
Long-term debt repayments	(1)	-	(1)
Increase (decrease) in revolving debt facilities	370	(60)	(4)
Common shares issued	-	-	2
Common share dividends	(7)	(7)	(8)
Cash flow from (used in) financing activities	362	(68)	(10)

(Decrease) increase in cash due to exchange rates	(4)	13	-

Increase (decrease) in cash and cash equivalents	67	(2)	(59)
Cash and cash equivalents, beginning of period	74	76	118
Cash and cash equivalents, end of period	$141	$74	$59

Cash tax payments, net of refunds	$(17)	$(8)	$12

Cash interest payments	$45	$63	$46

Notes to the Consolidated Financial Statements appear on pages 15 to 23.

Consolidated Statements of Changes in Shareholders’ Equity

(unaudited, millions of U.S. dollars, except share amounts)	Three Months Ended
	Mar. 31 2009	Dec. 31 2008	Mar. 31 2008
		(restated – See Note 1)	(restated – See Note 1)
Common shares
Balance at beginning of period	$508	$508	$505
Common shares issued	-	-	2
Balance at end of period	$508	$508	$507

Contributed surplus
Balance at beginning of period	$25	$24	$27
Stock option compensation cost	-	1	-
Other	1	-	-
Balance at end of period	$26	$25	$27

Reinvested (deficit) earnings
Balance at beginning of period	$(100)	$119	$(68)
Net (loss) income	(123)	(212)	52
Changes in accounting standards:
Adoption of inventory full costing (1)	-	-	39
Adoption of EIC-173 (Note 1)	12	-	-
Common share dividends	-	(7)	(8)
Balance at end of period	$(211)	$(100)	$15

Accumulated other comprehensive income
Balance at beginning of period	$462	$488	$608
Other comprehensive (loss) income:
Unrealized loss on translation of self-sustaining foreign operations	(6)	(27)	(44)
Unrealized gain on available for sale securities	-	1	-
Balance at end of period	$456	$462	$564

Total shareholders’ equity	$779	$895	$1,113

Common shares
Balance at beginning of period	83,160,889	83,160,889	83,054,528
Common shares issued	-	-	81,511
Balance at end of period	83,160,889	83,160,889	83,136,039

(1) One-time credit on Jan. 1, 2008 to opening retained earnings and a corresponding increase in opening inventory of $47 million ($39 million after-tax).

Notes to the Consolidated Financial Statements appear on pages 15 to 23.

Consolidated Statements of Comprehensive (Loss) Income

(unaudited, millions of U.S. dollars)	Three Months Ended
	Mar. 31 2009	Dec. 31 2008	Mar. 31 2008
		(restated – See Note 1)	(restated – See Note 1)
Net (loss) income	$(123)	$(212)	$52
Other comprehensive (loss) income:
Unrealized loss on translation of self-sustaining foreign operations	(6)	(27)	(44)
Unrealized gain on available for sale securities	-	1	-
Comprehensive (loss) income	$(129)	$(238)	$8

Notes to the Consolidated Financial Statements appear on pages 15 to 23.

Notes to Consolidated Financial Statements

(unaudited, millions of U.S. dollars, except per share amounts and unless otherwise noted)

These interim Consolidated Financial Statements do not include all of the disclosures included in NOVA Chemicals’ annual Consolidated Financial Statements and should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2008.

On Feb. 23, 2009, NOVA Chemicals entered into an arrangement agreement (the Arrangement Agreement) with International Petroleum Investment Company (IPIC) providing for the acquisition by IPIC of all of NOVA Chemicals’ outstanding common shares for cash consideration of U.S. $6.00 per share.  The acquisition will be implemented by way of court-approved plan of arrangement under the Canada Business Corporations Act (the Arrangement).  The total value of the Arrangement, including assumption of the Company’s net debt obligations, is approximately $2.3 billion.  On April 14, 2009, NOVA Chemicals’ shareholders passed a special resolution to approve the Arrangement.  Closing of the transaction is expected in the second quarter of 2009 following the receipt of necessary court and regulatory approvals and the satisfaction of customary conditions.  On Apr. 17, 2009, the Court of Queen’s Bench of Alberta entered an Order approving the Arrangement.  All regulatory filings have been made.  The U.S. Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and the Commissioner of Competition appointed under the Competition Act (Canada) issued a “no-action” letter advising the parties in writing that she does not have grounds on which to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act (Canada).

1.   Significant Accounting Policies

These interim Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), using the same accounting policies as set out in Note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2008, on pages 83 to 92 of the 2008 Annual Report, except as follows.

Certain comparative figures have been restated to conform with the current periods’ presentation.

Description	Date of adoption	Impact

Canadian GAAP
CICA 3064, Goodwill and Intangible Assets, replaced CICA 3062, Goodwill and Other Intangible Assets, and results in withdrawal of CICA 3450, Research and Development Costs, and amendments to Accounting Guideline (AcG) 11, Enterprises in the Development Stage and CICA 1000, Financial Statement Concepts. The standard intends to reduce the differences with IFRS in the accounting for intangible assets and results in closer alignment with U.S. GAAP. Under former Canadian standards, more items were recognized as assets than under International Financial Reporting Standards (IFRS) or U.S. GAAP. The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing as assets items that do not meet the definition and recognition criteria is eliminated. The standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.	Jan. 1, 2009	See discussion below

NOVA Chemicals adopted CICA 3064 on Jan. 1, 2009.  Assets such as pre-production costs and start-ups costs, which no longer meet the definition of intangible assets as prescribed by CICA 3064 were removed from the balance sheet and in accordance with CICA 1506, Accounting Changes, these changes have been applied retrospectively.  The effect of the restatement at Dec. 31, 2007 was to decrease Investments and other assets by $40 million, decrease Future income tax liability by $11 million, decrease Accumulated other comprehensive income by $4 million and increase Reinvested deficit by $25 million.  The after-tax impact to the net loss in the fourth quarter of 2008 and net income in the first quarter of 2008 was a $2 million benefit in each period ($0.02 per share diluted in each period).

The following summarizes the impact of the adoption of CICA 3064 in the periods presented:

	As Previously Reported	Change in Accounting Policy	As Restated
Reinvested deficit at Dec. 31, 2007	$(43)	$(25)	$(68)
Net income for the three months ended Mar. 31, 2008	50	2	52
Other changes during the three months ended Mar. 31, 2008	31	-	31
Reinvested earnings (deficit) at Mar. 31, 2008	$38	$(23)	$15

Investments and other assets at Mar. 31, 2008	$163	$(36)	$127
Future income taxes at Mar. 31, 2008	$459	$(10)	$449
Accumulated other comprehensive income (loss) at Mar. 31, 2008	$567	$(3)	$564

Reinvested earnings at Sep. 30, 2008	$138	$(19)	$119
Net (loss) income for the three-months ended Dec 31, 2008	(214)	2	(212)
Other changes during the three months ended Dec. 31, 2008	(7)	-	(7)
Reinvested deficit at Dec. 31, 2008	$(83)	$(17)	$(100)

	As Previously Reported	Change in Accounting Policy	As Restated
Investments and other assets at Dec. 31, 2008	$182	$(27)	$155
Future income taxes at Dec. 31, 2008	$385	$(8)	$377
Accumulated other comprehensive income (loss) at Dec. 31, 2008	$464	$(2)	$462

Description	Date of adoption	Impact
EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, provides that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of derivative instruments. The accounting treatment in this Abstract should be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this Abstract. Retrospective application with restatement of prior periods is permitted but not required. Early adoption is encouraged.

The fair value of NOVA Chemicals mark-to-market feedstock derivatives have been adjusted to comply with EIC-173. During the first quarter of 2009, the initial EIC-173 impact of $18 million ($12 million after-tax), was reduced by $15 million ($10 million after-tax), decreasing the first quarter 2009 non-cash mark-to-market gain on NOVA Chemicals’ open feedstock positions and increasing the corresponding mark-to-market feedstock liabilities.

	Mar. 31, 2009	Resulted in a one-time credit to opening retained earnings on Jan. 1, 2009 and a corresponding decrease in mark-to-market feedstock liabilities of $18 million ($12 million after-tax)
CICA Section 1582, Business Combinations, harmonizes Canadian standards with IFRS and US GAAP standards. CICA 1582 continues to require the use of the purchase method of accounting (now referred to as the “acquisition method”) and the identification of an acquirer for all business combinations, and would include criteria for recognizing an intangible asset separately from goodwill. This Section establishes principles and requirements for how the acquirer: (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; (2) recognizes and measures the goodwill acquired a business combination or a gain from a bargain purchase; and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Early application is permitted. If an entity applies this Section before Jan. 1, 2011, it must also apply Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, at the same time.	Apply prospectively to business combinations with an acquisition date on or after the first annual reporting period beginning on or after Jan. 1, 2011	Currently being evaluated
CICA Section 1601, Consolidated Financial Statements, establishes standards for the preparation of consolidated financial statements and specifically discusses consolidation accounting following a business combination that involves a purchase of an equity interest by one company in another. The principles in this Section are also to be used as a general guide in situations involving a combination or consolidation other than through purchase of an equity interest or involving unincorporated businesses. Early adoption is permitted as of the beginning of a fiscal year. An entity adopting this Section for a fiscal year beginning before Jan. 1, 2011 must also adopt Sections 1582 and 1602.	Interim and annual consolidated financial statements for fiscal years beginning on or after Jan. 1, 2011	Currently being evaluated
CICA Section 1602, Non-controlling Interests, establishes standards for accounting for a non-controlling interest (NCI) in a subsidiary in consolidated financial statements subsequent to a business combination. The provisions are consistent with the treatment of a NCI at the date of an acquisition in Section 1582. Key features of Section 1602 include: (1) NCI’s in subsidiaries are presented in the consolidated balance sheet within equity, separate from the parent shareholders' equity, rather than as liabilities or as "mezzanine" items between liabilities and equity; (2) an entity identifies NCI’s in the net income of consolidated subsidiaries for the reporting period (3) an entity indentifies NCI’s in the net assets of consolidated subsidiaries separately from the parent's ownership interests in them; and (4) any acquisitions or dispositions of NCIs that do not result in a change of control are accounted for as equity transactions (i.e. transactions with owners in their capacity as owners). Early adoption is permitted as of the beginning of a fiscal year. An entity adopting this Section for a fiscal year beginning before Jan. 1, 2011 must also adopt Sections 1582 and 1601.	Interim and annual consolidated financial statements relating to fiscal years beginning on or after Jan. 1, 2011	Currently being evaluated

Description	Date of adoption	Impact
In February 2008, the Canadian Accounting Standards Board confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. IFRS will replace Canada’s current GAAP for listed companies and other profit-oriented enterprises that are responsible to large or diverse groups of stakeholders. Companies will be required to provide one year of comparative data in accordance with IFRS.

During 2008, NOVA Chemicals established a project team to develop its IFRS changeover plan. A number of sub-teams were formed to begin the diagnostic phase of the project. The diagnostic phase includes the assessment of differences between Canadian GAAP and IFRS; options available under IFRS; potential system changes required; and effects on internal controls and processes. The Company will continue to investigate the impact of IFRS convergence in 2009 and has provided disclosure of its convergence plan and anticipated effects of IFRS on its financial statements, on a qualitative basis, in the 2008 annual MD&A on page 63.

	Interim and annual financial statements relating to fiscal years beginning on or after Jan. 1, 2011	Currently being evaluated

2.   Pensions and Other Post-Retirement Benefits

The total defined benefit cost related to pension benefits recognized in each of the three month periods ended Mar. 31, 2009, Dec. 31, 2008 and Mar. 31, 2008 was $15 million, $7 million and $8 million, respectively.  The defined benefit cost recognized in the first quarter of 2009 includes a settlement charge of $8 million that was triggered by a lump-sum distribution in March 2009.

The total defined benefit cost related to other post-retirement benefits recognized in each of the three month periods ended Mar. 31, 2009, Dec. 31, 2008 and Mar. 31, 2008 was $2 million, $2 million and $1 million, respectively

The expected long-term rate of a return on plan assets is 7.4% for the three months ended Mar. 31, 2009 and 7.5% for the three months ended Dec. 31, 2008 and Mar. 31, 2008.

Employer Contributions

NOVA Chemicals contributed $8 million during each of the quarters ending Mar. 31, 2009 and Dec. 31, 2008 and $9 million during the quarter ended Mar. 31, 2008, to its defined benefit pension plans.  NOVA Chemicals contributed $4 million for the quarter ended Mar. 31, 2009, $3 million for the quarter ended Dec. 31, 2008 and $5 million for the quarter ended Mar. 31, 2008, to its defined contribution plans.

For 2009, funding for the defined benefit plans is expected to range between $40 and $50 million as employees accrue additional pension benefits and special payments are made to cover the shortfall between assets and obligations. Contributions to defined contribution plans for 2009 are expected to be $10 million.

3.   Restructuring Charges

In the first quarter of 2009, NOVA Chemicals recorded $8 million before-tax ($8 million after-tax) of restructuring charges as follows:

●	$8 million of severance and other employee related costs related to resumption of the Performance Styrenics restructuring intended to strengthen the business and reduce fixed costs by 40%. None of the severance costs had been paid to the employees as of Mar. 31, 2009.

In the fourth quarter of 2008, NOVA Chemicals recorded $32 million before-tax ($29 million after-tax) of restructuring charges as follows:

●	$17 million impairment charge related to certain joint venture and equity investments;
●	$9 million related to costs incurred on capital projects which will not be pursued at this time;
●	$2 million of severance costs incurred by the INEOS NOVA joint venture, of which $1 million has been paid to employees; and
●	$4 million of other restructuring charges related to actions taken to reduce costs.

There were no restructuring charges in the first quarter of 2008.

4.        Interest Expense

Components of interest expense	Three Months Ended
	Mar. 31 2009	Dec. 31 2008	Mar. 31 2008
Interest on long-term debt	$31	$27	$35
Interest on securitizations and other	15	11	10
Gross interest expense	46	38	45
Interest income	-	(4)	(2)
Interest expense, net	$46	$34	$43

5.        Income Taxes

	Three Months Ended
	Mar. 31 2009	Dec. 31 2008	Mar. 31 2008
		(restated – See Note 1)	(restated – See Note 1)
(Loss) income before income taxes	$(166)	$(349)	$66
Statutory income tax rate	29.0%	29.5%	29.5%
Computed income tax (recovery) expense	$(48)	$(103)	$20
(Decrease) increase in taxes resulting from:
Foreign tax rates	(1)	(3)	(2)
Increase (reduction) in valuation allowance	3	44	(2)
Permanent difference on foreign exchange gains and losses (1)	-	(56)	-
Reduction in tax reserve (2)	-	(20)	-
Other	3	1	(2)
Income tax (recovery) expense	$(43)	$(137)	$14
(1)

As a result of the change in functional currency on Oct. 1, 2008 (see Note 10), NOVA Chemicals recorded $111 million of income primarily related to foreign exchange. This amount is not taxable, so income taxes are $25 million lower than would be expected. In addition to this, foreign exchange losses will be recorded for tax purposes that are not recorded for book purposes, resulting in a tax benefit of $31 million.

(2)

NOVA Chemicals has a tax reserve, which is available to settle periodic tax disputes and ongoing tax adjustments. NOVA Chemicals assesses this reserve from time to time for adequacy and in 2008, determined that it was over-provided.

6.    (Loss) Earnings Per Share

(shares in millions)	Three Months Ended
	Mar. 31 2009		Dec. 31 2008		Mar. 31 2008
	Basic	Diluted	Basic	Diluted	Basic	Diluted
			(restated – See Note 1)	(restated – See Note 1)	(restated – See Note 1)	(restated – See Note 1)
Net (loss) income available to common shareholders	$(123)	$(123)	$(212)	$(212)	$52	$52
Weighted average common shares outstanding	83.2	83.2	83.2	83.2	83.1	83.1
Add back effect of dilutive securities: Stock Options	-	-	-	-	-	0.1
Weighted-average common shares for EPS calculations	83.2	83.2	83.2	83.2	83.1	83.2
(Loss) earnings per share	$(1.48)	$(1.48)	$(2.55)	$(2.55)	$0.63	$0.63

3.7 million stock options,  3.9 million stock options and 2.9 million stock options were excluded from the computation of diluted earnings per share for the quarters ended Mar. 31, 2009, Dec. 31, 2008, and Mar. 31, 2008, respectively because they were anti-dilutive.  Options become dilutive when the market price is higher than the strike price and NOVA Chemicals is profitable.  The amount of dilution will vary with the stock price.

7.    Long-Term Debt

(millions of U.S. dollars, unless otherwise noted)	Maturity		Mar. 31 2009	Dec. 31 2008	Mar. 31 2008
Revolving credit facilities	2010-2013	(1)	$513	$143	$102
Unsecured debentures and notes
$250 Canadian	2010	(2)	$198	$204	$243
$400	2012	(2)	400	400	400
$400	2013	(2)	400	400	400
$100	2025	(2)	100	100	100
$125	2028	(3)	-	-	125
			$1098	$1,104	$1,268
IPIC Backstop Facility	2010		$150	$-	$-
Medium-term notes	2009		$250	$250	$250
Preferred shares	2010	(4)	$75	$126	$126
Other unsecured debt	2009-2020		$33	$34	$40
Transaction costs and other			$(20)	$(7)	$(6)
Total			$2,099	$1,650	$1,780
Less long-term debt due within one year			(992)	(380)	(255)
Long-term debt			$1,107	$1,270	$1,525

(1)

Five facilities totaling $765 million ($740 million available as of Mar. 31, 2009): $150 million due June 30, 2010, $350 million ($325 million available, see below) due June 30, 2010, $100 million due Mar. 20, 2011, $65 million due Mar. 20, 2010, and $100 million of which $30 million is due Mar. 20, 2010, $30 million due Sep. 20, 2011, and $40 million due Sep. 20, 2013.

(2)	Callable at the option of the Company at any time.
(3)	On Aug. 15, 2008, NOVA Chemicals repaid its $125 million 7.25% debentures which were redeemed at the holders’ option.
(4)

In December 2008, NOVA Chemicals amended the terms of the total return swap with respect to the Series A preferred shares to eliminate a stock price trigger by which the counterparty would have had the right to terminate the agreement. The total return swap also was amended on Feb. 22, 2009 to extend the termination date from Oct. 31, 2009 to June 30, 2010 and reduce the equity notional amount. Of the $52 million cash collateral posted as of Feb. 22, 2009 ($45 million as of Dec. 31, 2008 included in Restricted cash on the consolidated balance sheets, plus $7 million provided from Jan. 1, 2009 through Feb. 22, 2009), $51 million was applied to the $126 million equity notional amount to reduce the equity notional amount to $75 million. The remaining $1 million cash collateral was returned to NOVA Chemicals.

On Jan. 28, 2009, the $68 million revolving credit facility was reduced to $33 million and on Mar. 15, 2009, this facility expired.  On Feb. 22, 2009, the Company secured a $150 million facility with Export Development Canada (EDC), and a syndicate of three Canadian banks that expires on June 30, 2010.  This new facility is governed by the quarterly financial covenants discussed below.  This $150 million facility exceeds the $100 million of new financing required to be raised by Feb. 28, 2009 as a condition subsequent to the covenant relief discussed below.  The $50 million of excess financing may be used toward meeting the additional $100 million of financing required by June 1, 2009 as a condition subsequent of the same covenant relief.

The indentures governing NOVA Chemicals public debt allow for debt up to 10% of consolidated net tangible assets to be secured without having to secure the public debt.  If consolidated net tangible assets (defined in accordance with the indentures and calculated on a quarterly basis) fall below $3.5 billion, access to the $350 million secured revolving credit facility will be reduced proportionately.  Effective Feb. 25, 2009, the availability on the $350 million revolving credit facility was reduced by $25 million to $325 million.  The revolving credit facility size remains at $350 million and NOVA Chemicals anticipates that close to full availability will be restored in April 2009 based on the consolidated net tangible assets calculation performed at Mar. 31, 2009.

In connection with the Arrangement Agreement entered into by IPIC and NOVA Chemicals, IPIC provided a $250 million unsecured backstop credit facility (the Backstop Facility) to NOVA Chemicals.  The Backstop Facility could only be used as a single draw to assist the Company in repaying the $250 million, 7.4% notes due on Apr. 1, 2009.  The amount drawn and all related interest and fees are payable upon maturity of the Backstop Facility on June 30, 2010 or other termination of the Backstop Facility.  In addition, unless the Backstop Facility has been repaid in full, an event of default will occur if the Arrangement Agreement is terminated under certain circumstances, in which case IPIC would have the right to accelerate any amounts owed and/or outstanding under the Backstop Facility.  On Mar. 31, 2009, $150 million was drawn on the Backstop Facility which was deposited by IPIC directly with the trustee in respect of the 7.4% notes to repay the 7.4% notes.  As a result, this $150 million is included in Restricted cash on the Consolidated Balance Sheets.

The $350 million secured revolving credit facility, the new $150 million facility, the Backstop Facility, the total return swap and NOVA Chemicals’ Accounts Receivable Securitization programs are governed by financial covenants which require quarterly compliance.  The covenants require a maximum net debt-to-cash flow ratio of 5:1 and a minimum interest coverage ratio of 2:1 computed on a rolling 12-month basis.  Effective Jan. 28, 2009, NOVA Chemicals amended these financial covenants in the $350 million secured revolving facility and the total return swap for the quarter ending Mar. 31, 2009, to exclude the quarter ending Dec. 31, 2008 results and include the quarter ending Mar. 31, 2008 results (the new $150 million facility and the Backstop Facility include these amended financial covenants).  At Mar. 31, 2009, the Company was in compliance with these financial covenants.  These amendments provide relief to give the Company access to its major credit lines during the first half of 2009, subject to complying with certain conditions subsequent which include the following:

●	amending NOVA Chemicals Accounts Receivable Securitization programs’ financial covenants to mirror the amended financial covenants for the revolving credit facilities, which was completed on Feb. 13, 2009 (see below);
●	securing $100 million in additional financing by Feb. 28, 2009, which was completed on Feb. 22, 2009 (see new $150 million financing above); and
●	securing an additional $100 million in financing by June 1, 2009, of which $50 million was secured on Feb. 22, 2009, as part of the new $150 million financing discussed above.

The Company anticipates that further amendments to its financial covenants will be required with an effective date no later than June 30, 2009.  These amendments are expected to be required due to the continuing effect of the large loss incurred in the fourth quarter of 2008 on compliance with the rolling 12-month debt-to-cash flow and interest coverage ratio limits.  NOVA Chemicals is currently in negotiations with its core group of banks to amend these covenants such that compliance will be achieved.  NOVA Chemicals also anticipates that once the IPIC acquisition closes, the remaining $50 million additional financing condition subsequent by June 1, 2009 will be met given the IPIC Backstop Facility funding and or other financing facilities.  NOVA Chemicals’ ability to maintain compliance with these financial covenants is dependent on various factors, certain of which are outside the Company’s control.  Such factors include successful closing of the IPIC transaction, future industry and capital market conditions, impacts of planned restructuring activities and results of ongoing negotiations with the Company’s core group of banks and other sources of financing.

If NOVA Chemicals were to fail to negotiate amendments to these covenants and be in breach of these covenants or other covenants, it could result in a default which would permit the lenders to declare all amounts outstanding to be due and payable and to terminate all commitments to extend further credit.  Because NOVA Chemicals has not completed these negotiations with its core group of banks, the Company is required as a technical matter in accordance with EIC-59, Long-term Debt with Covenant Violations, to classify all outstanding long-term debt subject to these financial covenants and revolving credit facilities which contain cross defaults as current liabilities at Mar. 31, 2009.  NOVA Chemicals believes covenant amendments are likely to be negotiated and the Company will be in compliance over the coming 12 month period, with the result that the classification of certain indebtedness as long-term will be restored.

On Feb. 22, 2009, NOVA Chemicals agreed to jointly develop a financing plan with certain of its existing lenders.  The plan would only be implemented if the IPIC transaction or an alternative transaction to acquire NOVA Chemicals was not completed. The financing plan would provide for the refinancing of all or part of the Company’s existing debt and the raising of incremental liquidity.  Pursuant to the financing plan, NOVA Chemicals would issue both debt securities and equity securities or other hybrids in one or more financings or public or private offerings.  The Company has agreed with certain of its existing lenders that such issuance of equity or equity-like securities would be intended to raise net proceeds of not less than $300 million.

8.  Segmented Information

Refer to pages 116 and 117 of the Consolidated Financial Statements for the year ended Dec. 31, 2008, in the 2008 Annual Report for the description of each segment and accounting policies for segment reporting.  Mark-to-market adjustments on NOVA Chemicals’ open feedstock derivative positions are recorded as part of Corporate results until the positions are realized.  Once realized, any income effects are recorded in business results.

The following tables provide information for each segment.

	Three Months Ended
	Mar. 31 2009	Dec. 31 2008	Mar. 31 2008
Revenue
Joffre Olefins	$263	$361	$551
Corunna Olefins	170	375	684
Polyethylene	325	355	644
Performance Styrenics	46	70	122
INEOS NOVA Joint Venture	237	320	479
Eliminations	(223)	(328)	(568)
	$818	$1,153	$1,912
Adjusted EBITDA (1)
Joffre Olefins	$45	$107	$168
Corunna Olefins	(38)	(221)	14
Polyethylene	11	(120)	44
Performance Styrenics	(13)	(35)	2
INEOS NOVA Joint Venture	6	(77)	8
Corporate	(45)	96	(49)
Eliminations	(5)	24	20
	$(39)	$(226)	$207

(1)       In the first quarter of 2009, NOVA Chemicals changed its definition of adjusted EBITDA to exclude the IPIC transaction costs.

Operating (loss) income (2)
Joffre Olefins	$28	$91	$151
Corunna Olefins	(54)	(238)	(1)
Polyethylene	(7)	(139)	23
Performance Styrenics	(20)	(41)	(4)
INEOS NOVA Joint Venture	-	(84)	2
Corporate	(62)	72	(81)
Eliminations	(5)	24	20
Total operating (loss) income	$(120)	$(315)	$110
Interest expense, net	(46)	(34)	(43)
Other gains (losses) , net	-	-	(1)
Income tax recovery (expense)	43	137	(14)
Net (loss) income	$(123)	$(212)	$52

(2)  See Note 1 for discussion of the prior period restatement due to the adoption of CICA 3064 in the first quarter of 2009.

Depreciation and amortization (3)
Joffre Olefins	$17	$16	$17
Corunna Olefins	16	17	15
Polyethylene	18	19	21
Performance Styrenics	7	6	6
INEOS NOVA Joint Venture	6	7	6
Corporate	1	-	2
	$65	$65	$67

(3)  See Note 1 for discussion of the prior period restatement due to the adoption of CICA 3064 in the first quarter of 2009.

Capital Spending
Joffre Olefins	$1	$5	$2
Corunna Olefins	4	17	7
Polyethylene	12	18	18
Performance Styrenics	1	6	1
INEOS NOVA Joint Venture	1	4	7
	$19	$50	$35

	Mar. 31 2009	Dec. 31 2008 (4)	Mar. 31 2008 (4)
Assets
Joffre Olefins	$757	$786	$843
Corunna Olefins	903	1,008	1,356
Polyethylene	973	944	1,193
Performance Styrenics	285	303	398
INEOS NOVA Joint Venture	446	458	762
Corporate	609	507	304
Eliminations	(7)	1	(22)
	$3,966	$4,007	$4,834

(4)        See Note 1 for discussion of the prior period restatement due to the adoption of CICA 3064 in the first quarter of 2009

9.  Inventories

The amount of inventories included in feedstock and operating costs and depreciation and amortization during the three months ended Mar. 31, 2009 and Dec. 31, 2008, was $0.8 billion and $1.4 billion, respectively.  During the fourth quarter of 2008 there were significant decreases in crude oil prices and other liquid petroleum products used to produce polyethylene, ethylene and co-products at NOVA Chemicals’ Corunna facility. As a result, Corunna’s commodity feedstocks and manufactured ethylene, co-products and polyethylene finished goods inventory were written down to their estimated net realizable values, and a charge of $129 million was recorded in Feedstock and operating costs in the fourth quarter of 2008.

10.  Financial Risk Management

Change in Functional Currency

NOVA Chemicals has U.S., Canadian and European-based petrochemical operations which expose the Company to both translation and transaction effects resulting from changes in currency exchange rates.  Through Sep. 30, 2008, NOVA Chemicals functional currency was the Canadian dollar and all of NOVA Chemicals’ operations were considered self-sustaining and were translated into U.S. dollars for reporting purposes using the current rate method.  Resulting translation gains or losses were deferred in Accumulated other comprehensive income (AOCI) until there was a realized reduction of the net investment in the foreign operation.

In the third quarter of 2008, the INEOS NOVA joint venture obtained independent financing through a North American accounts receivable securitization program.  This significantly eliminated the joint venture’s reliance on NOVA Chemicals to fund operations. As a result of this change in circumstances, NOVA Chemicals undertook a review of the functional currency exposures of all of its businesses and concluded that the currency exposures of its Canadian operations are predominately now U.S. dollars.  Accordingly, as required by GAAP, NOVA Chemicals commenced recording transactions in its Canadian operations using U.S. dollars as the functional currency effective Oct. 1, 2008.  This results in all foreign currency impacts of holding Canadian dollar denominated financial assets and liabilities being recorded through the income statement rather than being included in translation gains and losses deferred in AOCI.  NOVA Chemicals accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in the Canadian entities.  The translated amounts on Sep. 30, 2008 became the historical basis for all items as of Oct. 1, 2008.  NOVA Chemicals continues to hold investments in joint ventures and other subsidiaries with differing functional currencies and these will continue to be classified as self-sustaining operations, with translation gains and losses deferred in AOCI.

Impacts of the change in functional currency during the fourth quarter of 2008 were as follows:

Consolidated Statement of Net (Loss) Income
Increase in depreciation and amortization	$(6)
Increase in foreign exchange income	117
Decrease in tax expense	31
$142

Transaction currency effects occur when NOVA Chemicals or one of its subsidiaries incurs monetary assets or liabilities in a currency different from it functional currency.  Prior to the change in functional currency, these transaction gains and losses were recorded in Feedstock and operating costs (three months ended Dec. 31, 2008 - $5 million gain; three months ended Mar. 31, 2008 - $8 million gain) and Selling, general and administrative expenses (three months ended Dec. 31, 2008 - $11 million gain; three months ended Mar. 31, 2008 - $9 million gain).  After Oct. 1, 2008, NOVA Chemicals presented the impact of the change in functional currency ($117 million gain) on a separate line in the Consolidated Statements of (Loss) Income.  NOVA Chemicals’ investing, financing and operating activities continue to be exposed to currency risks which effective Oct. 1. 2008 includes both translation and transaction effects.

Stock Price Volatility Risk Management

NOVA Chemicals has three cash-settled, stock-based compensation plans that are marked to market with changes in the value of its common stock price. In November 2005, NOVA Chemicals entered into forward transactions in order to hedge a portion of its stock-based compensation which was subject to quarterly mark-to-market accounting adjustments. These transactions were to be cash-settled at the end of a three-year term.  Upon maturity, or at any time prior to that at the option of NOVA Chemicals, the forward transaction could have been cash-settled based on the difference between NOVA Chemicals’ common stock price and the execution price plus accrued interest.

Prior to Dec. 31, 2008, NOVA Chemicals agreed to terminate one of the forward transactions for 1,300,000 notional common shares.  This forward transaction was cash settled for $42 million in January 2009.  The counterparty had the election to settle the remaining forward transaction for 2,312,100 notional common shares if the closing price of NOVA Chemicals’ common shares on any three consecutive trading days commencing Feb. 1, 2009 was $8 or less.  The stock price trigger was met and the counterparty elected to terminate the agreement on Feb. 4, 2009.  NOVA Chemicals paid the counterparty $88 million on Feb. 12, 2009.

11.  Reconciliation to United States Generally Accepted Accounting Principles

	Three Months Ended
	Mar. 31 2009	Dec. 31 2008 (1)	Mar. 31 2008 (1)

Net (loss) income in accordance with Canadian GAAP	$(123)	$(212)	$52
Add (deduct) adjustments for:
Derivative instruments and hedging activities (2)	-	12	-
Stock-based compensation (3)	-	5	-
Other	-	(1)	-
Net (loss) income in accordance with U.S. GAAP	$(123)	$(196)	$52

(Loss) earnings per share – basic	$(1.48)	$(2.36)	$0.63
(Loss) earnings per share – diluted	$(1.48)	$(2.36)	$0.63

Comprehensive (loss) income in accordance with Canadian GAAP	$(129)	$(238)	$8
Add (deduct) adjustments to Canadian GAAP net income for:
Derivative instruments and hedging activities (2)	-	12	-
Stock-based compensation (3)	-	5	-
Other	-	(1)	-
Pension liability adjustments (net of tax of $1, $(8), $- respectively) (4)	9	(40)	-
Comprehensive (loss) income in accordance with U.S. GAAP	$(120)	$(262)	$8
	Mar. 31 2009	Dec. 31 2008	Mar. 31 2008

Accumulated other comprehensive income (loss)
Unrealized loss on available-for-sale securities	$-	$-	$(1)
Unrealized gain on translation of self-sustaining foreign operations	456	462	565
Pension liability adjustment (4)	(152)	(161)	(127)
	$304	$301	$437
Balance sheet in accordance with U.S. GAAP (1)
Current assets	$1,044	$1,044	$1,774
Investments and other assets (1), (5)	160	154	126
Property, plant and equipment, net	2,762	2,808	2,933
Current liabilities (2), (3)	(1,490)	(1,163)	(1,487)
Long-term debt (2)	(1,107)	(1,270)	(1,524)
Deferred income taxes (1), (2), (3), (4), (5), (6)	(222)	(312)	(349)
Deferred credits and long-term liabilities (3), (4), (5), (6)	(519)	(515)	(490)
Common shareholders’ equity (3),(6)	$628	$746	$983
(1)	Start-up Costs. Prior to Jan. 1, 2009, Canadian GAAP provided that when an entity starts up a new facility or entity, expenditures incurred during the pre-operating period may be deferred when certain criteria are met. Under U.S. GAAP, all costs (except interest on constructed assets) associated with start-up activities must be expensed as incurred. On Jan. 1, 2009, NOVA Chemicals adopted CICA 3064 (see Note 1), which harmonizes Canadian GAAP and US GAAP in accounting for start-up costs. Prior period have been restated to reflect this change.

(2)	Derivative Instruments and Hedging Activities. CICA 3855 harmonizes Canadian and U.S. GAAP by establishing standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. CICA 3865 harmonizes Canadian GAAP with U.S. GAAP Statement of Financial Accounting Standards (SFAS) No. 133 by establishing standards for when and how hedge accounting may be applied and recorded. Certain differences that existed before the implementation of the above standards on Jan. 1, 2007, pertaining to the termination of interest rate swaps in 2002, continue to be reconciling items between Canadian GAAP and U.S. GAAP. U.S. GAAP SFAS No. 157 establishes a framework for measuring the fair value of financial assets and liabilities. In October 2008, FASB Staff Position (FSP) No. FAS 157-3 was issued to clarify the application of SFAS No. 157. In particular, SFAS 157 requires a company to consider its own credit risk and the credit risk of a counterparty when determining the fair value of a derivative instrument. Canadian GAAP issued EIC-173 in January 2009 which harmonized this aspect of SFAS 157 with Canadian GAAP. Because EIC-173 was not effective for Canadian GAAP until Jan. 12, 2009, and NOVA Chemicals elected not to early adopt this standard, a GAAP difference exists at Dec. 31, 2008. As a result, the Company has recognized $18 million in income ($12 million after-tax) during 2008 to properly reflect credit risk valuation adjustments on its mark-to-market feedstock derivatives, as required by SFAS No. 157.

(3)	Stock-Based Compensation. Under Canadian GAAP, the Employee Incentive Stock Option Plan is measured using a fair-value based method, while the Equity Appreciation Plan and the Restricted Stock Unit Plan are classified as liability instruments and are marked to market based on intrinsic value. U.S. GAAP, SFAS No. 123(R), Share-Based Payment, effective Jan. 1, 2006, requires the share-based compensation transactions be accounted for using a fair-value based method, such as the Black Scholes method. The fair value of awards classified as liability instruments must be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period.

(4)	Pension Liability Adjustment. SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans – an amendment of SFAS Nos. 87, 88, 106, and 132(R), requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through accumulated other comprehensive income (loss). During the three months ended Mar. 31, 2009, NOVA Chemicals decreased its SFAS No. 158 pension and post-retirement liability by $10 million, resulting in a credit of $9 million (net of tax) to other comprehensive income. During the three months ended Dec. 31, 2008, NOVA Chemicals increased its SFAS No. 158 pension and post-retirement liability by $32 million, resulting in a charge of $40 million (net of tax) to accumulated other comprehensive income.

(5)	Income Taxes. Beginning Jan. 1, 2007, FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes, became effective for U.S. GAAP reporting. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized. An entity is required to recognize the best estimate of a tax position if that position is more likely than not to be sustained upon examination, based solely on the technical merits of the position. NOVA Chemicals has a tax reserve, which is available to settle periodic tax disputes and ongoing tax adjustments. NOVA Chemicals assesses this reserve from time to time for adequacy and in 2008, determined that it was over-provided. As a result, the FIN 48 liability was reduced to $19 million in the fourth quarter of 2008. During the first quarter of 2009, the reserve was increased by $1 million to $20 million and during the first quarter of 2008, no changes to the FIN 48 liability were necessary. It is NOVA Chemicals’ policy to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense. At Mar. 31, 2009, NOVA Chemicals had approximately $4 million accrued for the payment of interest and penalties.

(6)	Joint Ventures. NOVA Chemicals accounts for its interests in joint ventures using the proportionate consolidation method under Canadian GAAP. As permitted by specific U.S. SEC exemptions, adjustments to reflect equity accounting, as required under U.S. GAAP, have not been made. The equity method would not result in any changes in NOVA Chemicals’ net income (loss) or shareholders’ equity; however, all assets, liabilities, revenue, expenses and most cash flow items would decrease when compared to the amounts that are presented using proportionate consolidation.

Description	Date of adoption	Impact

US GAAP – New accounting pronouncements
SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This statement is not expected to change current practice.	60 days following SEC approval of the PCAOB amendments to AU Section 411	No material impact expected
FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly, provides additional guidance for estimating fair value in accordance with SFAS No. 157 and emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. This FSP must be applied prospectively, with early adoption permitted for periods ending after Mar. 15, 2009.	Effective for interim and annual reporting periods ending after June 15, 2009	Currently being evaluated
FSP No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities.	Effective for interim and annual reporting periods ending after June 15, 2009	Currently being evaluated
FSP No. FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, amends and clarifies SFAS No. 141(R), Business Combinations, to address application issues raised by preparers, auditors and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination.	Effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after Jan. 1, 2009	No material impact; however these changes may affect potential future business combinations

Supplemental Measures

NOVA Chemicals presents certain supplemental measures below, which do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  The Company believes that certain non-GAAP financial measures, when presented in conjunction with comparable GAAP financial measures, are useful to investors and other readers because the information is an appropriate measure for evaluating NOVA Chemicals operating performance.  Internally, the Company uses this non-GAAP financial information as an indicator of business performance, with specific reference to these indicators.  These measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with GAAP.

»         Adjusted EBITDA – defined on page 2, assists investors in determining NOVA Chemicals’ ability to generate cash from operations.

Reconciliation of Consolidated Net (Loss) Income to Adjusted EBITDA	Three Months Ended
(millions of U.S. dollars)	Mar. 31 2009	Dec. 31 2008 (1)	Mar. 31 2008 (1)
Adjusted EBITDA	$(39)	$(226)	$207
Depreciation and amortization	(65)	(65)	(67)
Interest expense (net)	(46)	(34)	(43)
Other losses	-	-	(1)
Income tax recovery (expense)	43	137	(14)
Mark-to-market feedstock derivative unrealized gains (losses)	15	8	(30)
IPIC transaction costs	(23)	-	-
Restructuring charges	(8)	(32)	-
Net (loss) income	$(123)	$(212)	$52

(1)       Prior periods have been restated due to the adoption of CICA 3064 in the first quarter of 2009.

»	Adjusted EBITDA from the Businesses – defined on page 1, highlights the ongoing performance of the business units excluding one-time charges, events or other items that are not driven by the business units.
»	Adjusted net (loss) income – equals net income (loss) plus (minus) after-tax mark-to-market feedstock derivative unrealized (gains) losses, after-tax IPIC transaction costs, after-tax restructuring charges and other after-tax non-recurring items. Adjusted net (loss) income allows investors to compare the underlying financial results for various periods.
»	Adjusted earnings per share, diluted – equals adjusted net (loss) income divided by diluted weighted-average common shares outstanding. Adjusted EPS allows investors to analyze the underlying financial results for various periods on a comparative basis.

Reconciliation of Adjusted Net (Loss) Income and Adjusted EPS	Three Months Ended
(millions of U.S. dollars, except per share amounts)	Mar. 31 2009	Dec. 31 2008 (1)	Mar. 31 2008 (1)
Net (loss) income	$(123)	$(212)	$52
Non-GAAP Adjustments:
After-tax mark-to-market feedstock derivative unrealized (gains) losses	(11)	(6)	21
After-tax IPIC transaction costs	17	-	-
After-tax restructuring charges	8	29	-
Adjusted net (loss) income	$(109)	$(189)	$73
Diluted weighted-average common shares outstanding	83.2	83.2	83.2
Adjusted EPS	$(1.31)	$(2.27)	$0.88

(1)        Prior periods have been restated due to the adoption of CICA 3064 in the first quarter of 2009.

»	Funds from operations – equals cash flow from (used in) operating activities excluding changes in non-cash working capital and changes in other current assets and non-current assets and liabilities.
»	Interest coverage – consolidated adjusted EBITDA (excluding the INEOS NOVA JV) divided by interest expense for the preceding twelve-month period.
»	Net current debt – equals long-term debt due within one year and bank loans, less restricted cash.
»

Net debt to cash flow - equals consolidated debt (including accounts receivable securitization funding), less preferred shares and cash and cash equivalents, divided by consolidated adjusted EBITDA. Consolidated debt and consolidated adjusted EBITDA exclude amounts for the INEOS NOVA JV. This measure is provided to assist investors in calculating NOVA Chemicals’ debt covenant.

»	Net debt to total capitalization – equals total debt, net of cash and cash equivalents, and restricted cash, divided by total common shareholders’ equity plus net debt. This measure can be used to analyze the leverage of the Company.
»	Operating income (loss) –equals net income (loss) before income taxes, interest expense and other gains and losses. This measure is provided to assist investors in analyzing NOVA Chemicals' income from operations.
»	Total capitalization – includes shareholders’ equity and total debt, net of cash and cash equivalents, and restricted cash.

Forward-Looking Information This news release contains forward-looking information with respect to NOVA Chemicals, its subsidiaries and affiliated companies.  By its nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties.  There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may differ materially from such forward-looking information.  Forward-looking information for the time periods beyond 2009 involve longer-term assumptions and estimates than forward-looking information for 2009 and are consequently subject to greater uncertainty.  NOVA Chemicals cautions readers of this news release not to place undue reliance on its forward-looking information as a number of factors could cause actual results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information.

The words “believe”, “expect”, “plan”, “intend”, “estimate”, or “anticipate” and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking information.  Specific forward-looking information contained in this news release includes, among others, statements regarding: NOVA Chemicals’ expectations concerning the IPIC transaction, including the timing of closing; NOVA Chemicals’ beliefs and expectations concerning the restructuring of its Performance Styrenics business, including the target of reducing fixed costs within the business by 40%; NOVA Chemicals use of its major credit lines during the first half of 2009; NOVA Chemicals’ expectation that its $350 million revolving credit facility will be restored to close to full availability in April 2009 based on the consolidated net tangible assets calculation performed at Mar. 31, 2009; NOVA Chemicals’ expectation that further amendments to the financial covenants that govern certain of its financings will be required with an effective date no later than June 30, 2009, and NOVA Chemicals’ belief that it is likely such covenant amendments will be negotiated and the Company will be in compliance in the coming 12 month period; and NOVA Chemicals’ belief that once the IPIC transaction closes, the remaining $50 million additional financing by June 1, 2009 condition subsequent required by the Jan. 28, 2009 amendment to the $350 million revolving credit facility will be met given the IPIC Backstop Facility funding or other financing facilities.  With respect to forward-looking information contained in this news release, NOVA Chemicals has made assumptions regarding, among other things:  future oil, natural gas and benzene prices; its ability to obtain raw materials; its ability to market products successfully to its anticipated customers; the impact of increasing competition; and its ability to obtain financing on acceptable terms.  Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information include:  failure to consummate the Arrangement with IPIC; a deterioration in NOVA Chemicals’ cash balances or liquidity; NOVA Chemicals’ lenders willingness to provide any consents or waivers; NOVA Chemicals’ ability to access capital markets and the terms and availability of financing; commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; NOVA Chemicals’ ability to implement its business strategies; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health, and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand, including customer acceptance of NOVA Chemicals’ Performance Polymers; changes in, or the introduction of new laws and regulations relating to NOVA Chemicals’ business, including environmental, competition and employment laws; loss of the services of any of NOVA Chemicals’ executive officers; uncertainties associated with the North American, South American, European, and Asian economies, terrorist attacks, severe weather events, and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of NOVA Chemicals.

Implementation of announced price increases depends on many factors, including market conditions, the supply/demand balance for each particular product and feedstock costs.  Price increases have varying degrees of success.  They are typically phased in and can differ by product or market.  There can be no assurances that any announced price increases will be successful or will be realized within the anticipated time frame.  In addition, benchmark price indices sometimes lag price increase announcements due to the timing of publication.

NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement.  In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.

Trademark Information

Advanced SCLAIRTECHTM is a trademark of NOVA Chemicals; ARCEL®, DYLARK® and Elemix® are registered trademarks of NOVA Chemicals Inc.; SCLAIR® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere, authorized use/utilisation autorissée;  and SURPASS® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere.

INVESTOR INFORMATION
For inquiries on stock-related matters including dividend payments, stock transfers and address changes, contact NOVA Chemicals toll-free at 1-800-661-8686 or e-mail to shareholders@novachem.com		Transfer Agent and Registrar
Contact Information		CIBC Mellon Trust Company 600 The Dome Tower, 333 Seventh Avenue S.W. Calgary, Alberta, Canada T2P 2Z1
Phone: (403) 750-3600 (Canada) or (412) 490-4000 (United States)
Internet: www.novachemicals.com	E-Mail: invest@novachem.com	Phone:	(403) 232-2400 / 1-800-387-0825
		Fax:	(403) 264-2100
NOVA Chemicals Corporation 1000 Seventh Avenue S.W., P.O. Box 2518 Calgary, Alberta, Canada T2P 5C6		Internet:	www.cibcmellon.com

Share Information
If you would like to receive a shareholder information package, please contact us at (403) 750-3600 or (412) 490-4000 or via e-mail at publications@novachem.com		NOVA Chemicals’ trading symbol on the New York and Toronto Stock Exchanges is NCX.

NOVA Chemicals files additional information, including its Annual Information Form, with Canadian securities administrators. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com. This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via their Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml